Bear Hug Brewing Company, LLC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	Bear Hug Brewing Company, LLC
Doing Business As	Bear Hug Brewing Company
Offering Amount	$50,000.00 – $124,000.00
Security Type	Equity sales of membership units
Price	$1.00 per Membership Unit
Post-Money Valuation Cap	$2,500,000
Payments	Annually, disbursed to investors pro-rata each fiscal year
Security Interest	None
Personal Guaranty	None
Membership Units To Be Sold	50,000 – 124,000 Membership Units

COMPANY OVERVIEW

We are a theme-based Brewery located in the Orlando Theme Park Area. We will not only be focused on great beer with our on-site production, but we will be featuring two food vendors to create a complete a full experience for craft beer lovers and foodies alike. Our space is designed to create a comfortable and relaxing drinking environment that not only caters to the after work crowd, but also to tourists and families (not to mention the ability to work in our brewery as well during work hours). This brand also is leaning into marketing for the new age of drinkers, Generation Z and Millennials to bring more of these generations back to the craft beer scene after the pandemic and helping them find their "3rd Spot". A place that isn't home or work to relax.

Company History

This business started at the craft brewery where Seth worked in NYC. He would take a marker and draw on the stainless steel bar showing ideas for what a concept brewery of his dreams would look like. Slowly over time, patrons of the bar, as well as the owners of the brewery, encouraged Seth to create a business plan of this idea and see where it took him. After a few months, Seth realized he wanted to bring in some additional experience to help solidify the plans. He walked into his neighborhood bar to his friend and local bartender, Sean, and pitched a 30 second idea to her. She thought for a solid 10 seconds and said she was in. Bear Hug Brewing Company was founded. From there, Seth and Sean made the big move from NYC to Orlando and began raising capital for Bear Hug Brewing Company. They found their space just off of International Drive in the heart of the Universal Studios neighborhood and engaged OPA, from Texas, to design the Brewery. They purchased their Equipment from MW Control Solutions which now sits ready to be installed and their GC SpringerVoss is standing by to begin the construction.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Sean Servino	Class A Preferred	32.80%
Seth Hunter	Class A Preferred	32.80%
Dorothea Hunter	Class B Preferred	7.00%
Heidi Goldsworthy	Class B Preferred	3.00%
James Hansen	Class B Preferred	1.00%
Charles Stoddard	Class B Preferred	0.50%
Ron Schnell	Class B Preferred	9.00%
Lee Padgett	Class B Preferred	11.00%
Martha Donder	Class B Preferred	1.90%
Paul Upton	Class B Preferred	1.00%

The above is the only ownership outstanding for the company. The ownership interests of a(n) FL LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Seth Hunter

Biography: Seth will be primarily focused on assisting our Head Brewer in the brewhouse and filling in as needed as well as working with our Distributor in order to maximize sales to the local Orlando markets and beyond. He will also be working on special events, community engagement, and marketing for our new brand.

The past 3 years, Seth has been hard at work in the Orlando Tourist market working in Food and Beverage at Walt Disney World Resort as well other 3rd party vendors in the area. He has done everything from serving all the way to hosting and filled the rest of his time with working to make sure Bear Hug Brewing Company has an easy startup.

Seth learned the brewing trade in his Mother's kitchen where his Step-Father would slowly ask for his assistance in the brewing process. It wasn't until 2020 while stuck in his house that Seth would seriously pick up brewing in his own kitchen. Focusing on story-telling through beer, Seth would combine ingredients and attach stories to his beers to bring people through his decisions in the brewing process. This storytelling came from Seth's original background as a professional actor in the years prior to 2020. This background has also led Seth to his ability to "sell" product (as well as his work in the restaurant industry in between acting contracts) allowing him to feel confident in the sales scene for beer and beyond.

Sean Servino
Biography: Sean will be running day-to-day operations with a focus inside of the taproom. Her role will look similar to a General Manager role for most restaurants as well as stepping behind the bar as one of our beertenders as well. She will be making sure customers who come in have a wonderful time and make sure to have them return time and time again to the same exceptional service, beer, and food.

Sean finished her bartending up in NYC at The Ditty in Astoria-Ditmars and moved down to Orlando where she could be found at Milkhouse in the Milk District. From there, she made connections and became a consultant for other bars looking to make a splash in the Orlando market.

Sean has been in the service industry since her earliest jobs. She has held every position imaginable inside of the restaurant/bar industry and is ready to apply that experience to Bear Hug Brewing Company. She also has a degree in entrepreneurship which she has applied from day 1 of Bear Hug Brewing Company in creating a seamless business plan and enacting (and keeping Seth on) a strict and responsible budget for the project.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We will be using the money to make our final payment to our brewing equipment. This system is an automated 3-vessel 10 BBL System with multiple 20 BBL and 10 BBL fermenters for optimal efficiency in brewing our beer. This will allow our beer quality to be exceptional as well as supporting our early distribution network that we plan on building.

Over the next 1-3 Years, we are planning on exploring and finding what becomes our "Core" beers based on how our customer base reacts to different Ales and Lagers we make during the year. We want to have most of our debts paid off by year 3 and have the ability to expand our brewhouse to accommodate even more distribution and increased demand for our beer. We hope to slowly continue to expand the Bear Hug Brewing Company Brand to local bars, stores, and homes alike. If all goes to plan, we would of course love a second location. But we will be focusing on making our first location the best it can be! It is our home after all.

We will be attempting to recreate water profiles from around the world in order to create unique and traditional water bases for our beers.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Construction and Working Capital	$124,000.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History
The Company has been operating only since 2023, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security
The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$124,000.00
Less: Intermediary Fee*	$4,000.00	$8,940.00
Net Proceeds	$46,000.00	$115,060.00

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001 - $250,000 = 6.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Bear Hug Brewing Company, LLC and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Bear Hug Brewing Company, LLC ("Security Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are equity which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- The Company must pay the accrued payments on a quarterly basis (every three months), starting 30-days after the closing date of the offering.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the security agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*

2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has no current debt obligations.

FINANCIAL INFORMATION

The Company has not yet begun operations. In order to illustrate its future earning potential, the Company has provided a summary of its Financial forecast. The forecast has been developed by the Company using reasonable best practices based on their understanding of the industry and market they wish to enter. Please refer to the Risks sec on for a list of the risks associated with an investment in the Company.



Projected Profit & Loss (1 of 2)

$10K
$0
($10K)
($20K)
($30K)
Jan '25
Feb '25
Mar '25
Apr '25
May '25
June '25
July '25
Aug '25
Sept '25
Oct '25
Nov '25
Dec '25

$1.2M
$800K
$400K
$0
($400K)
2025
2026
2027

Projected Profit & Loss	2025	2026	2027
Revenue	**$472,098**	**$994,572**	**$1.3M**
Tap Room Draft Sales	$391,500	$830,250	$1.1M
Unit Sales	52,200	110,700	140,000
Unit Prices	$7.50	$7.50	$7.50
Tap Room Can Sales	$9,360	$23,994	$27,000
Unit Sales	520	1,333	1,500
Unit Prices	$18	$18	$18
Food Vendor Fees	$21,888	$21,888	$21,888
Wholesale Kegs	$49,350	$118,440	$210,000
Unit Sales	235	564	1,000
Unit Prices	$210	$210	$210
Direct Costs	**$259,450**	**$260,646**	**$261,866**
Brewhouse Direct Costs	$12,000	$12,000	$12,000
Utilities	$60,000	$60,000	$60,000
Direct Labor	$187,450	$188,646	$189,866
Salaries & Wages	$163,000	$164,040	$165,101
Head Brewer	$52,000	$53,040	$54,101
Bartenders (5)	$75,000	$75,000	$75,000
Busers (3)	$36,000	$36,000	$36,000
Employee Related Expenses	$24,450	$24,606	$24,765
Gross Margin	$212,648	$733,926	$1M
Gross Margin %	45%	74%	80%
Operating Expenses	**$219,122**	**$232,454**	**$232,454**
Salaries & Wages	$26,668	$40,000	$40,000

Projected Profit & Loss (2 of 2)

...continued from previous page

Projected Profit & Loss	2025	2026	2027
Seth Salary (0.89)	$26,668	$40,000	$40,000
Employee Related Expenses	$4,000	$6,000	$6,000
Florida Excise Tax	$14,880	$14,880	$14,880
Marketing costs	$5,000	$5,000	$5,000
Merchandise	$2,000		
Non alcoholic beverages	$5,000	$5,000	$5,000
Commercial Towel Service	$1,500	$1,500	$1,500
Single Use Supplies	$1,000	$1,000	$1,000
Office Supplies/ Misc Costs	$1,000	$1,000	$1,000
Rent	$143,904	$143,904	$143,904
Florida Brewers License	$1,820	$1,820	$1,820
Federal Excise Tax	$8,750	$8,750	$8,750
Security System	$1,200	$1,200	$1,200
Lawn Care	$2,400	$2,400	$2,400
Operating Income	**($6,474)**	**$501,472**	**$814,568**
Interest Expense	$160,639	$163,681	$150,516
Income Taxes	$0	$3,939	$32,711
Depreciation and Amortization	$29,767	$69,300	$69,300
Total Expenses	$668,978	$730,020	$746,847
Net Profit	($196,880)	$264,552	$562,041
Net Profit %	**(42%)**	**27%**	**43%**

Projected Balance Sheet

Projected Balance Sheet	2025	2026	2027
Assets	**$2.7M**	**$2.8M**	**$3.2M**
Current Assets	**$2M**	**$2.2M**	**$2.7M**
Cash	$2M	$2.2M	$2.7M
Accounts Receivable	$7,686	$20,428	$22,878
Long-Term Assets	**$663,233**	**$593,933**	**$524,633**
Long-Term Assets	$693,000	$693,000	$693,000
Accumulated Depreciation	($29,767)	($99,067)	($168,367)
Liabilities & Equity	**$2.7M**	**$2.8M**	**$3.2M**
Liabilities	**$1.9M**	**$1.8M**	**$1.6M**
Current Liabilities	**$146,069**	**$171,320**	**$192,308**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$0	$3,939	$8,249
Sales Taxes Payable	$5,730	$13,877	$16,155
Short-Term Debt	$140,339	$153,504	$167,904
Long-Term Liabilities	**$1.7M**	**$1.6M**	**$1.4M**
Long-Term Debt	$1.7M	$1.6M	$1.4M
Equity	**$763,120**	**$1M**	**$1.6M**
Paid-In Capital	$960,000	$960,000	$960,000
Retained Earnings		($196,880)	$67,672
Earnings	($196,880)	$264,552	$562,041

Projected Cash Flow



Projected Cash Flow	2025	2026	2027
Net Cash from Operations	**($169,069)**	**$333,196**	**$635,479**
Net Profit	($196,880)	$264,552	$562,041
Depreciation and Amortization	$29,767	$69,300	$69,300
Change in Accounts Receivable	($7,686)	($12,742)	($2,450)
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$3,939	$4,310
Change in Sales Tax Payable	$5,730	$8,147	$2,278
Net Cash from Investing	**($693,000)**		
Assets Purchased or Sold	($693,000)		
Net Cash from Financing	**$2.8M**	**($140,339)**	**($153,504)**
Investments Received	$960,000		
Change in Short-Term Debt	$140,339	$13,165	$14,400
Change in Long-Term Debt	$1.7M	($153,504)	($167,904)
Cash at Beginning of Period	$0	$2M	$2.2M
Net Change in Cash	$2M	$192,857	$481,975
Cash at End of Period	**$2M**	**$2.2M**	**$2.7M**

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

       i) in connection with the purchase or sale of any security;

       ii) involving the making of any false filing with the SEC;

       iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

       i) in connection with the purchase or sale of any security;

       ii) involving the making of any false filing with the Commission;

       iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
       i) at the time of the filing of this offering statement bars the person from:
           a) association with an entity regulated by such commission, authority, agency or officer;
           b) engaging in the business of securities, insurance or banking;
           c) engaging in savings association or credit union activities; or

       ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

       i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

       ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
> ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;

3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.



_____

Seth Hunter

Bear Hug Brewing Company, LLC